

Mail Stop 4631

October 20, 2017

Via E-mail
Mr. Brent L. Korb, Chief Financial Officer
Quanex Building Products Corporation
1800 West Loop South, Suite 1500
Houston, TX 77027

> **Re: Quanex Building Products Corporation**
> **Form 10-K for the year ended October 31, 2016**
> **Filed December 16, 2016**
> **Forms 8-K filed on December 15, 2016; March 6, 2017; May 30, 2017; and**
> **September 7, 2017**
> **File No. 1-33913**

Dear Mr. Korb:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Forms 8-K filed on December 15, 2016; March 6, 2017; May 30, 2017; and September 7, 2017

1.   It appears to us your earnings releases essentially present a full non-GAAP income statement when you reconcile non-GAAP financial measures to the most directly comparable GAAP measures. Please tell us how you intend to revise future earnings releases to comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please ensure your proposed revisions include a direct reconciliation for each non-GAAP financial measure you present to the most directly comparable GAAP measure as required by Rule 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing &
Construction